UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: November 17, 2011
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐

This Form 6-K consists of the Investor Release of UBS AG, which appears immediately following this page.

Investor Relations	+41 44 234 41 00

17 November 2011
Investor Release
2011 Investor Day: UBS updates its strategy and capital plans; establishes new financial targets and announces its intention to introduce a progressive capital return program
•	UBS’s strategy is centered on its wealth management businesses and it will strengthen its leadership position in the most attractive markets

•	The Investment Bank will be more focused and less complex; Basel 3 risk-weighted assets in the Investment Bank of about CHF 300 billion today are targeted to be reduced by about CHF 145 billion, or almost 50%

•	Return on equity target of 12% to 17% for the Group from 2013

•	Common equity tier 1 ratio target of 13% under Basel 3

•	UBS intends to propose a dividend of CHF 0.10 per share for 2011 and a progressive capital return program thereafter
Zurich / Basel, 17 November 2011 — Today, UBS provides an update to investors following the completion of a joint strategic review by UBS’s Board of Directors and Group Executive Board.
UBS’s strategy is centered on the long-standing leadership positions of its global wealth management businesses and its universal bank in Switzerland. Together with a focused, less complex and less capital-intensive Investment Bank and a strong Global Asset Management business, UBS will drive further growth and expand its premier wealth management franchise.
Group CEO Sergio Ermotti said “UBS is acting from a position of strength and we are adapting our strategy to deliver more attractive returns to shareholders and to reflect economic and regulatory change”. “We have chosen to substantially reduce the risk profile of the bank by exiting and downsizing businesses which are not value added to our client franchise or deliver unattractive risk-adjusted returns. The Board and I are convinced that this strategy plays to our strengths and is focused firmly on the needs of our clients. We will continue to invest in products and geographies where we see opportunities to grow, particularly in our wealth management businesses. We plan to generate a greater share of our profits from businesses that deliver more consistent results and, together with a reduction in risk and tighter cost management, we aim to deliver more attractive returns to our shareholders. We are confident that we can deliver a return on equity between 12% and 17% and we are determined to return capital to our shareholders.”
The growth and success of UBS will be driven by the firm’s longstanding leadership in its wealth management businesses, which together manage nearly CHF 1.4 trillion in invested assets. UBS plans to extend its leadership positions in Switzerland, Europe, Asia Pacific and the emerging markets and will continue to build on Wealth Management Americas’ successful execution track record.
UBS’s leading Retail & Corporate banking business in Switzerland is integral to the success of the Group. UBS intends to grow its market share by capturing additional banking and lending opportunities presented by existing clients and by investing in technology and infrastructure to expand corporate transaction banking capabilities.

UBS AG, Investor Relations, 17 November 2011	Page 1 of 5

The Investment Bank will be less complex, carry fewer risk-weighted assets and require substantially less capital to produce sustainable returns for shareholders. Its client-centric strategy will focus on serving the needs of its core clients across wealth management, institutional, corporates, sovereigns and sponsors and investing in its leading advisory, capital markets, and client flow and solutions businesses. It will exit or significantly downsize several businesses. The Investment Bank will work more closely with UBS’s wealth management businesses and increase its emphasis on the execution, advisory and research capabilities it provides to wealth management clients.
Global Asset Management will continue to deliver investment services to clients through its diversified investment capabilities. It will grow its third party wholesale business, building on established strengths in Asia Pacific and in Switzerland and continue to build its services to clients of UBS’s wealth management businesses.
UBS’s strong capital, liquidity and funding positions form the foundation of its strategy. UBS is determined to remain one of the world’s best capitalized banks as it targets a common equity tier 1 ratio of 13% under Basel 3. UBS is confident it can deliver a return on equity between 12% and 17%. The management team intends to propose a dividend of CHF 0.10 per share for the financial year 2011 and thereafter implement a progressive capital return program.

UBS AG, Investor Relations, 17 November 2011	Page 2 of 5

Annual target performance ranges1
Group
•	Basel 3 common equity tier 1 ratio: 13%[2]
•	Annual return on equity: 12-17%
•	Cost / income ratio: 65-75%
Wealth Management
•	Annual NNM growth rate: 3-5%
•	Annual Gross margin: 95-105 bps
•	Cost / income ratio: 60-70%
Wealth Management Americas
•	Annual NNM growth rate: 2-4%
•	Annual Gross margin: 75-85 bps
•	Cost / income ratio: 80-90%
Retail & Corporate
•	Annual net new business volume: 1-4%
•	Annual net interest margin: 140-180 bps
•	Cost / income ratio: 50-60%
Global Asset Management
•	Annual NNM growth rate: 3-5%
•	Annual Gross margin: 32-38 bps
•	Cost / income ratio: 60-70%
Core Investment Bank3
•	Annual pre-tax return on attributed equity: 12-17%[2,4]

•	Cost / income ratio: 70-80%

•	Risk-weighted assets (RWAs): <CHF 150 billion[5]

[1]	Annual targets for the business divisions and cost/income ratios are targeted annual performance ranges for the period from 2012 through 2016; excluding any significant non-recurring items and own credit where applicable. The return on equity target for the Group and the return on attributed equity target for the Investment Bank apply from the beginning of 2013; 2012 is a transition year as the Investment Bank is targeting a substantial reduction in RWAs. All targets assume constant foreign exchange rates.

[2]	Targeted common equity tier 1 ratio to be achieved by 2013 under “phased-in” Basel 3 rules.

[3]	Refers to the Investment Bank as currently configured, excluding the Legacy businesses and positions that will be reported in the Corporate Center starting 2012 as described below.

[4]	The equity attributed to the Investment Bank is expected to be reduced as it is targeting a substantial reduction in RWAs. Legacy businesses and positions will be transferred to the Corporate Center.

[5]	Core Investment Bank RWA target to be achieved by 2016.

UBS AG, Investor Relations, 17 November 2011	Page 3 of 5

Other significant disclosures
•	Legacy includes auction rate securities, monoline-protected assets, other asset-backed securities and some long-dated rates positions. Legacy will be reported in the Corporate Center starting in 2012.
•	Legacy pro forma Basel 3 RWAs of approximately CHF 70 billion on 30.9.11, representing approximately CHF 30 billion of balance sheet assets, are targeted to be reduced to about CHF 5 billion by 2016.
•	Core Investment Bank pro forma Basel 3 RWAs of approximately CHF 230 billion on 30.9.11 are targeted to be reduced to less than CHF 150 billion by 2016.
•	Personnel in the Investment Bank is expected to be approximately 16,500 by the end of 2013 and 16,000 by the end of 2016, compared with approximately 18,000 currently.
•	Group pro forma Basel 3 RWAs of approximately CHF 400 billion[6] on 30.9.11 are targeted to be reduced to CHF 290 billion by 2013 and CHF 270 billion by 2016. These figures do not include any potential mitigation from UBS’s option to purchase the SNB StabFund equity (approximately CHF 20 billion pro forma Basel 3 RWAs on 30.9.11).
•	The management team of Wealth Management Americas remains confident that it can achieve an annual pre-tax profit of USD 1 billion.
•	UBS plans to issue non-dilutive loss-absorbing debt qualifying as capital.

[6]	CHF 17 billion of stressed VaR related to the unauthorized trading incident is excluded as it will roll-off in 4Q11.

UBS AG, Investor Relations, 17 November 2011	Page 4 of 5

UBS AG
Investor contact
Switzerland: +41-44-234-41 00

www.ubs.com
Cautionary Statement Regarding Forward-Looking Statements
This release contains statements that constitute “forward-looking statements”, including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (1) developments in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties; (2) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings; (3) the ability of UBS to retain earnings and manage its risk-weighted assets in order to comply with recommended Swiss capital requirements without adversely affecting its business; (4) changes in financial regulation in Switzerland, the US, the UK and other major financial centers which may impose constraints on or necessitate changes in the scope and location of UBS’s business activities and in its legal and booking structures, including the imposition of more stringent capital and liquidity requirements, incremental tax requirements and constraints on remuneration, some of which may affect UBS in a different manner or degree than they affect competing institutions; (5) possible constraints that regulatory authorities might impose directly or indirectly on UBS’s business activities, whether as a consequence of the recently unannounced unauthorized trading or for other reasons; (6) changes in UBS’s competitive position, including whether differences in regulatory requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (7) the liability to which UBS may be exposed due to litigation, contractual claims and regulatory investigations, some of which stem from the market events and losses incurred by clients and counterparties during the financial crisis; (8) the effects on UBS’s cross-border banking business of tax treaties currently being negotiated by Switzerland and future tax or regulatory developments; (9) the degree to which UBS is successful in effecting organizational changes and implementing strategic plans, and whether those changes and plans will have the effects intended; (10) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses; (11) changes in accounting standards or policies, and accounting determinations affecting the recognition of gain or loss, the valuation of goodwill and other matters; (12) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (13) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; and (14) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures, either within UBS or within a counterparty. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2010, as amended by Form 20-F/A filed on 10 November 2011. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

UBS AG, Investor Relations, 17 November 2011	Page 5 of 5

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; 333-127184; 333-162798; 333-162799; and 333-162800) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Louis Eber
	Name:	Louis Eber
	Title:	Group Managing Director

By:	/s/ Sarah M. Starkweather
	Name:	Sarah M. Starkweather
	Title:	Director
Date: November 17, 2011